Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

IMPACT BIOMEDICAL INC.

a Nevada corporation

1. Name of Corporation:

Impact BioMedical, Inc.

2.The articles have been

ARTICLE IV

4.01 Authorized Capital Stock. The total number of shares of stock this Corporation is authorized to issue shall be 3,100,000,000 shares. This stock shall be divided into two classes to be designated as “Common Stock” and “Preferred Stock.”

4.02 Common Stock. The total number of authorized shares of Common Stock shall be 3,000,000,000 shares with par value of $.001 per share. Each share of Common Stock when issued shall have one (1) vote on all matters presented to the stockholders.

4.03 Preferred Stock. The total number of authorized shares of Preferred Stock shall be 100,000,000 shares with par value of $.001 per share. The board of directors shall have the sole authority to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(a) Whether or not the class or series shall have voting rights, full or limited, the nature and qualifications, limitations and restrictions on those rights, or whether the class or series will be without voting rights;

(b) The number of shares to constitute the class or series and the designation thereof;

(c) The preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

(d) Whether or not the shares of any class or series shall be redeemable and if redeemable, the redemption price or prices, and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e) Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking funds be established, the amount and the terms and provisions thereof;

(f) The dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g) The preferences, if any, and the amounts thereof which the holders of any class or series thereof are entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of assets of, the Corporation;

(h) Whether or not the shares of any class or series are convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(i) Such other rights and provisions with respect to any class or series as may to the board of directors seem advisable.